UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A – EXIT FILING

(Amendment No. 6)

Under the Securities Exchange Act of 1934

NTS, INC. (f/k/a XFONE INC.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62943B105

(CUSIP Number)

May 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gagnon Securities LLC
2.	CHECK THE APPROPRIATE BOX IF A GROUP*	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF SHARES	5.	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER	0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER	0
PERSON WITH:	8.	SHARED DISPOSTIVE POWER	0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0%
12.		TYPE OF REPORTING PERSON (See Instructions)	IA, BD

13.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Neil Gagnon
14.	CHECK THE APPROPRIATE BOX IF A GROUP*	(a) ☐ (b) ☒
15.		SEC USE ONLY
16.		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	17.	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	18.	SHARED VOTING POWER	0
EACH REPORTING	19.	SOLE DISPOSITIVE POWER	0
PERSON WITH:	20.	SHARED DISPOSTIVE POWER	0
21.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
22.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
23.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0%
24.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

Item 1.
(a) Name of Issuer:	NTS, Inc. (f/k/a Xfone Inc.)

(b) Address of Issuer’s Principal Executive Offices:	5307 W. Loop 289 Lubbock, TX 79414

Item 2.
(a) Name of Person Filing:	Gagnon Securities LLC (“GS”), an investment adviser registered with the Securities Exchange Commission (“SEC”) under the Investment Advisers Act of 1940, as amended, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the “Accounts”) to which it furnishes investment advice, may be deemed to beneficially own 0 shares of the Issuer’s Common Stock held in the Accounts. GS shares voting power and dispositive power with Neil Gagnon, the managing member and principal owner of GS.

(b) Address of Principal Business Office or, if none, Residence:	1370 Ave. of the Americas, Suite 2400 New York, NY 10019

(c) Citizenship:	Gagnon Securities LLC: Delaware Limited Liability Company Neil Gagnon: USA

(d) Title of Class of Securities:	Common Stock

(e) CUSIP Number:	62943B105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	Gagnon Securities LLC: 0 Neil Gagnon: 0

(b)	Percent of class:	Gagnon Securities LLC: 0% Neil Gagnon: 0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	Gagnon Securities LLC: 0 Neil Gagnon: 0

	(ii)	Shared power to vote or to direct the vote:	Gagnon Securities LLC: 0 Neil Gagnon: 0

	(iii)	Sole power to dispose or to direct the disposition of:	Gagnon Securities LLC: 0 Neil Gagnon: 0

	(iv)	Shared power to dispose or to direct the disposition of:	Gagnon Securities LLC: 0 Neil Gagnon: 0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Items 6 – 9	Not Applicable

Item 10	Certification

(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2013
Date

GAGNON SECURITIES LLC

/s/ Neil Gagnon
Signature

Neil Gagnon
Name/Title

June 3, 2013
Date

Neil Gagnon

/s/ Neil Gagnon
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)